

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2021

Jonathan Fitzpatrick
President and Chief Executive Officer
Driven Brands Holdings Inc.
440 S. Church Street, Suite 700
Charlotte, NC 28202

> **Re: Driven Brands Holdings Inc.**
> **Amendment No 1 Registration Statement on Form S-1**
> **Filed January 7, 2021**
> **File No. 333-251615**

Dear Mr. Fitzpatrick:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1, filed January 7, 2021

Executive Compensation, page 146

1.   We note that Ms. Wu served as your Chief Financial Officer until March 20, 2020. Item 402(m)(3) of Regulation S-K requires disclosure for NEOs who served "during any part of the fiscal year with respect to which information is required." Please amend your filing accordingly.

   Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: John C. Kennedy